SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

PUBLICLY HELD CORPORATION

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA” or “Company”), following-up on the Material Fact and the Notice to the Market respectively disclosed on December 16, 2019 and February 17, 2020, hereby announces to its shareholders and the market that:

1.                     Brazil’s Administrative Council for Economic Defense (CADE), in accordance with Order 139 published in the Brazilian Federal Gazette on February 11, 2020 (Antitrust Case no. 08700.000156/2020-67) and found final and unappealable on February 28, 2020, has approved, without limitations, GAFISA’s merger of all shares issued by UPCON, which will become a wholly-owned subsidiary of the Company (“Share Merger”).

2.                     An Additional Investment Agreement was signed on this date by and between UPCON and GAFISA, containing further details on the terms and conditions of the transaction and the documents required for its conclusion, including the need to call a Shareholders’ Meeting to vote on the Share Merger. The Meeting shall take place within the next 30 days, when the aforementioned corporate documents shall be specifically disclosed.

3.                     The merger of UPCON shares did not require disbursement of Company funds. Furthermore, UPCON’s cash shall be enough to cover its own operations, therefore not compromising GAFISA’s cash.

4.                     In light of this new scenario, with the purpose of strengthening the Company’s executive team, GAFISA’s Board of Directors approved a new organizational structure, electing three (3) new Executive Officers:

5.                     Guilherme Augusto Soares Benevides for the position of Chief Operations Officer and Vice-president of Operations;

6.                     Fábio Freitas Romano for the position of Assistant Vice-president of Operations;

7.                     Ian Masini Monteiro de Andrade for the position of Chief Financial and Investor Relations Officer and Vice-president of Management, Finance and Investor Relations.

São Paulo, March 2, 2020.

GAFISA S.A

Ian Masini Monteiro de Andrade

CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 3, 2020

Gafisa S.A.

By:	/s/ Ian Masini Monteiro de Andrade
Name: Ian Masini Monteiro de Andrade Title: Chief Financial Officer